UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 16d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 2012

Commission File Number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.
(Translation of registrant's name into English)

2300 - 1177 West Hastings Street, Vancouver, BC, V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Meeting

99.2	Management Information Circular

99.3	Request for Annual and/or Interim Financial Statements and related Management’s Discussion and Analysis

99.4	Voting Instruction Form

99.5	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Tower Hill Mines Ltd.
(Registrant)

Date: August 30, 2012	By:	/s/ Donald Ewigleben
Donald Ewigleben
	Title:	Chairman